U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation
Amendment No. 4

NAME OF REGISTRANT: Allergan plc
NAME OF PERSON RELYING ON EXEMPTION: Appaloosa LP
ADDRESS OF PERSON RELYING ON EXEMPTION: 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078
WRITTEN MATERIALS: The following written materials are attached:
Exhibit 1: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 5, 2019 (previously filed)
Exhibit 2: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 19, 2019 (previously filed)
Exhibit 3: Press Release regarding John Chevedden’s support of Appaloosa LP’s proposal, dated February 28, 2019 (previously filed)
Exhibit 4: Press Release regarding Appaloosa LP’s statement on Allergan plc’s failed anti-depression study, dated March 7, 2019 (previously filed)
Exhibit 5: Press release regarding Appaloosa LP’s statement on Allergan plc’s annual proxy statement, dated March 25, 2019
Exhibit 6: Presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Privileged/Confidential – Attorney/Client

APPALOOSA STATEMENT REGARDING ALLERGAN PROXY FILING

Files Detailed Investor Presentation Highlighting Persistent Underperformance

NEW YORK – March 25, 2019 – Appaloosa LP today issued a statement in response to Allergan plc’s (NYSE: AGN) (“Allergan”) March 22, 2019 proxy filing and intention to install an independent Chairman at the next “CEO transition.”

“Typical of this Board, Allergan has done everything except what needs to be done to fix the Company. Unless the Board intends to make a CEO transition in the very near-term, these measures are no more than a meaningless series of gestures intended to preserve the current system of lax oversight and further entrench management. Appaloosa is not the lone voice of dissent or criticism and we are confident that shareholders will recognize these half-measures for what they are – a weak attempt to placate discontent and avoid a well-deserved rebuke to management. The status quo is unacceptable and disruptive measures are necessary for shareholders to convince this Board that it must make the decisions required to fix the Company or, if they are unwilling, sell it to a more capable acquirer or merger partner.”

Appaloosa also released a detailed investor presentation highlighting Allergan’s persistent underperformance and why change is necessary now. The presentation is available at http://www.businesswire.com/cgi-bin/mmg.cgi?eid=51958992&lang=en.

Media Contacts
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170

IMPORTANT NOTICE
Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders. This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting. Shareholders should NOT send us any proxy card. Shareholders may vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.

   The Urgent Need for a New Approach at Allergan

 Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders.  This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting.  Shareholders should NOT send us any proxy card. Shareholders may vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials.  Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.    Important notice  2

 Allergan has been plagued by years of declining stock performance, a failed strategic review, a questionable business strategy and disregard for sound corporate governance.Appaloosa is a long-term investor in Allergan and has been focused for more than a year on the need for meaningful change to the structure of Allergan’s Board. This is necessary to bring about the changes in strategy and accountability needed to restore investor confidence and drive shareholder value.We believe that separating the roles of Chairman and CEO and appointing a seasoned pharmaceutical executive as independent Chairman will exert a favorable influence on executive decision-making after a series of ill-considered initiatives and self-inflicted wounds.    Background  3

 The timeline of our involvement is highly relevant and highlights the Board’s dereliction of its fiduciary duty to shareholders:We first asked the Board to separate the offices of Chairman and CEO on April 23, 2018. On that date, Allergan’s common share price closed at $159.89 – down $179.61 from its peak of $339.50 on July 28, 2015. We reiterated our request on May 7 and June 5, 2018.On October 29, 2018, we submitted a shareholder proposal requesting that Allergan separate the roles of Chairman and CEO, for consideration at Allergan’s 2019 annual general meeting.On February 17, 2019, members of the Board spoke to representatives of Appaloosa and informed us that the Board intended to support a different shareholder proposal calling for Allergan to separate the roles of Chairman and CEO at some time in the future and requested that we withdraw our proposal. We declined and subsequently the separate shareholder proposal on the matter was withdrawn.     Background (cont.)  4

 Despite Allergan’s assertions that separating the roles of Chairman and CEO would disrupt Allergan’s “transformation,” the fact is that there is no sign of a turnaround at Allergan.From the time we submitted our proxy proposal in October 2018 to the time we announced such proposal publicly in February 2019, Allergan shares traded down again – this time more than 20%.To the contrary, on March 6, 2019, Allergan announced that its marquee pipeline drug, Rapastinel, had failed its Phase 3 trials, another operational fiasco under current leadership.Allergan shareholders need to protect the value of their investment and we are asking them to send a clear message to the Board that NOW IS THE TIME FOR A NEW APPROACH by the Board to its oversight of Allergan’s management and its corporate strategy.     Background (cont.)  5

 Appaloosa is a registered investment adviser and hedge fund manager with approximately $13 billion in assets under management at March 1, 2019. Our investors include corporations, endowments, foundations, trusts, estates, individuals and profit-sharing plans.We are a long-term investor, having held a position in Allergan for over 3 years. Currently, it is the second largest equity position in our portfolio. We are not a typical activist investor and rarely seek to influence corporate governance at our portfolio companies. In this instance, however, we felt compelled to take this action due to the drastic erosion of shareholder value at Allergan and need for accountability.    About Appaloosa   6

 Our proposal requests that the Board separate the roles of Chairman and CEO and appoint an independent director as Chairman.According to a January 23, 2019 article in the Wall Street Journal, a majority of S&P 500 companies now have an independent Chairman. There are critical differences between the roles of an independent Chairman and a lead independent director. The Chairman:Sets the Board agenda and determines the materials provided to the Board;Presides over all meetings of the Board; and Has the power to convene meetings of the Board.These differences matter – and it is past time for the Board to demonstrate real oversight over Allergan’s CEO and management team.     Appaloosa’s Shareholder Proposal  7

   The percentage of S&P 500 companies whose chief executives also serve as chairman reached 45.6% in 2018, the lowest percentage in at least a decade.-The Wall Street JournalJan. 23, 2019    A Majority of S&P 500 companies now have an independent Chairman of the Board  8

 Notable governance failures and unkept promises at Allergan include:From 2015-2017, Allergan was the worst performing stock in its peer group yet CEO Brent Saunders received one of the highest compensation packages of any executive in the group. Notably, Allergan’s lead independent director has served on the Board of Allergan and a predecessor company for eight years and sits on the compensation committee that is responsible for grossly overcompensating Saunders.Allergan’s ill-advised pursuit of Shire plc – despite having previously promised to cease further M&A empire building – resulting in a precipitous share price decline.A botched strategic review, which led to no meaningful changes in strategy or direction. Instead, the Board and management proposed to sell only two small businesses and has since abandoned one of those divestitures.Pursuing a widely-derided and embarrassing litigation strategy that attempted to extend patent protection for Restasis through a questionable arrangement with the Saint Regis Mohawk Tribe. Allergan has pursued an “Open Science” business model of acquiring clinical stage pharmaceutical assets that has resulted in $13.4B of write-downs (Allergan has recorded an impairment charge in 15 of the last 16 quarters).    Allergan has a troubling and persistent history of governance failures  9

   Allergan’s stock has woefully underperformed in a record bull market  10

Product performance has fallen far short of projections

DRUG	2015 R&D DAY CLAIMS	REALITY
Abicipar	$1B - $2B peak sales | 2020 launch	Inflammation concerns | Likely only a few hundred million peak sales if approved
Rapastinel	$1B - $2B peak sales | 2020 launch	Rapastinel failed Phase 3 adjunctive studies | Management cautious on monotherapy and suicidality studies
Botox Pipeline	$1B - $2B peak sales | Twelve new Botox indications in development with an additional 6 potential indications under consideration | Three new neuromodulator toxins in development	Limited visibility on new indications or toxins under development
Oral CGRPs	$1B - $2B peak sales | 2019 launch	Ubrogepant launch in 2020, atogepant launch in 2021 assuming FDA approval | No long-term safety data published yet | Concerns about liver toxicity | CGRPs expected to be a competitive drug class
Viberzi	$750MM - $1B peak sales | 2015 launch	Peak sales $175MM
Esmya	$500MM - $1B peak sales | 2017 launch	Received FDA Complete Response Letter (CRL) due to liver safety concerns
Relamorelin	$500MM - $1B peak sales | 2018 launch	Phase 2 study did not show separation vs. placebo | Launch in 2021+ assuming FDA approval
Vraylar (Bipolar Schizophrenia)	$500MM - $1B peak sales | 2015 launch	Success
Kybella	$500MM - $1B peak sales | 2015 launch	Peak sales $38MM | $1,644MM impairment charge in Q4 2018
Bimatoprost SR	$500MM - $750MM peak sales | 2018 launch	Low likelihood an intraocular implant reaches peak sales estimates | Lumigan eye drop revenue peak $684MM and XEN45 eye stent revenue appears limited | Launch in 2020 assuming approval
XEN45	$500MM - $750MM peak sales | 2018 launch	Revenue contribution too small to disclose
Tavilermide	$500MM - $750MM peak sales | 2019 launch	No disclosure | Believe drug failed Phase 3
Sarecycline	$250MM - $300MM peak sales | 2017 launch	Entire Medical Dermatology segment sold for $550MM (3.9x total segment revenue $140MM) | Sarecycline revenue too small to disclose

Source: Appaloosa, Allergan

11

Failed acquisition strategy has resulted in $13.4B in impairments

	3/31/2015	6/30/2015	9/30/2015	12/31/2015	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017	6/30/2017	9/30/2017	12/31/2017	3/31/2018	6/30/2018	9/30/2018	12/31/2018	Total
Allergan	-	-	300.0	229.6	-	-	-	348.0	-	550.0	4,057.0	207.0	-	236.0	-	-	5,927.6
Anti-Infectives	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	771.7	771.7
Forest	-	-	-	-	-	-	42.0	-	-	-	-	-	-	-	-	-	42.0
ForSight	-	-	-	-	-	-	-	33.0	-	-	-	-	-	-	-	-	33.0
Kythera	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,643.8	1,643.8
Oculeve	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	187.6	187.6
Osteoarthritis	-	-	-	-	-	189.9	-	-	-	-	-	-	-	-	-	-	189.9
Serenity Pharmaceuticals	-	-	-	-	-	-	-	-	147.4	-	-	-	-	-	-	-	147.4
Uteron	-	-	-	-	-	-	-	-	-	91.3	-	-	-	-	-	-	91.3
Vitae	-	-	-	-	-	-	-	46.0	-	-	-	-	522.0	40.0	-	-	608.0
Warner Chilcott	-	-	-	-	-	-	-		200.0	57.0	21.0	-	-	-	-	-	278.0
Women's Healthcare Portfolio	-	192.1	-	-	-	24.0	-	-	-	-	-	-	-	-	-	-	216.1
Other	4.6	8.4	(4.4)	53.3	4.3	37.4	(4.7)	29.0	-	19.0	(1.2)	13.8	(0.5)	259.6	(0.4)	(11.2)	407.0
Goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,841.1	2,841.1
Total	**4.6**	**200.5**	**295.6**	**282.9**	**4.3**	**251.3**	**37.3**	**456.0**	**347.4**	**717.3**	**4,076.8**	**220.8**	**521.5**	**535.6**	**(0.4)**	**5,433.0**	**13,384.5**

Source: Appaloosa, Allergan

12

Mr. Saunders has been among highest paid CEO's in peer group, despite poor performance

Company	CEO	2015 Comp	2016 Comp	2017 Comp	Total	2-Year Avg
AbbVie	Gonzalez, Richard A.	$20,810,103	$20,970,924	$22,625,243	$64,406,270	$21,798,084
Allergan	**Saunders, Brenton L.**	**$21,565,549**	**$4,139,028**	**$32,827,626**	**$58,532,203**	**$18,483,327**
Amgen	Bradway, Robert A.	$16,097,714	$16,850,001	$16,899,789	$49,847,504	$16,874,895
AstraZeneca	Soriot, Pascal	$11,734,277	$17,699,462	$12,747,157	$42,180,896	$15,223,310
Biogen	Vounatsos, Michel	$16,874,386	$5,801,049	$13,664,373	$36,339,808	$9,732,711
Bristol-Myers Squibb	Caforio, Giovanni	$15,640,437	$16,933,858	$18,687,123	$51,261,418	$17,810,491
Celgene	Alles, Mark J.	$7,912,171	$12,192,417	$13,115,985	$33,220,573	$12,654,201
Eli Lilly	Ricks, David A.	$16,562,500	$18,367,133	$15,845,991	$50,775,624	$17,106,562
Gilead Sciences	Alton, Gregg H.	$18,755,952	$10,442,372	$7,311,180	$36,509,504	$8,876,776
GlaxoSmithKline	Walmsley, Emma	$9,815,650	$8,428,903	$6,597,177	$24,841,730	$7,513,040
Merck	Frazier, Kenneth C.	$24,208,083	$21,781,170	$17,643,087	$63,632,340	$19,712,129
Novo Nordisk	Jørgensen, Lars	$1,629,376	$1,330,476	$3,609,760	$6,569,612	$2,470,118
Pfizer	Read, Ian	$17,987,962	$17,321,470	$27,913,775	$63,223,207	$22,617,623
Sanofi	Brandicourt, Olivier	$3,143,740	$4,937,219	$3,787,246	$11,868,205	$4,362,233
Average	-	**$14,481,279**	**$12,656,820**	**$15,233,965**	**$42,372,064**	**$13,945,393**

Source: Appaloosa

- According to the New York Times, Mr. Saunders was also the third highest paid executive in the entire healthcare industry in 2017. (NY Times, May 25, 2018). According to As You Sow, he is ranked 22nd in The 100 Most Overpaid CEOs of the S&P 500 (As You Sow, March 2019).
- Two-year average (2016-2017) included to reflect biennial stock award. Based on the information provided in Allergan's 2019 proxy statement, the 2017-2018 two-year average for Mr. Saunders is $19,726,049.

Appaloosa
13

There is no sign of a turnaround in performance  On January 29, 2019, Allergan announced its results for the 2018 fiscal year and guidance for 2019, in which Allergan disclosed: Full-year 2018 GAAP loss of $6.25 billion, or $15.26 per share;Total pre-tax impairment charges of $5.4 billion for Q4 2018; andA forecasted non-GAAP EPS for 2019 of approximately $16.36.1 Notably, this is only slightly above the 2017 EPS of $16.35 despite continued retention of Restasis, a lower tax rate vs. 2018 and a lower share count.Excluding Restasis, the core operating income of the business has not grown between 2017-2019.Failed Phase 3 results of marquee pipeline drug, Rapastinel, ironically sparking a stock price rally on breakup speculation - So bad it’s good?!  14  1 Reflects Restasis generic entry by March 31, 2019. Delayed entry could temporarily further inflate 2019 EPS.

   Shareholders support immediate change  15  An RBC Capital Markets survey shows a clear desire for immediate change…  … And almost no one cited current leadership as their primary source of optimism in an ISI survey.  What Is your primary source for optimism at AGN?  Source: Evercore ISI Survey (February 2019)  Source: RBC Capital Markets Survey (February 2019)

   Allergan’s troubling defense of the status quo  … Despite all the negatives, Allergan persists in defending its current, flawed governance structure.  Allergan says that “an immediate separation of the role[s] would be highly disruptive to the company and would diminish the company’s ability to execute on its strategy.”It further states that an immediate separation “would also do nothing to enhance the Board’s effectiveness or the company performance.”In the face of overwhelming evidence that the current strategy is failing, how could the Board NOT insist on increased oversight of Allergan management?Equally troubling, CEO Brent Saunders has told us, and we understand he has told other shareholders, he would resign as CEO if he is not permitted to continue in the role of Chairman. What does that say about Mr. Saunders’ commitment to Allergan and to his fiduciary responsibilities? “DISRUPTIVE ACTION” IS ENTIRELY WARRANTED UNDER THESE CIRCUMSTANCES!  16

   Allergan’s half-measures set forth in proxy statement are not enough  Unless the Board intends to make a “CEO transition” sooner rather than later, a “phase in” of a split in the Chairman/CEO role is nothing more than a meaningless gesture intended to prevent the very action the Board pretends to adopt.Creation of a Mergers and Acquisitions Committee after years of squandering shareholders’ capital acknowledges the Board’s lax oversight in these matters.Still merely a symbolic maneuver unless the Board is willing to convene the Committee specifically to evaluate Strategic Alternatives.Requires unbiased Board leadership to ensure that alternatives evaluated on the basis of shareholders’ best interest.Otherwise, the M&A Committee merely perpetuates another round of empire-building.Sacrificing the Compensation Committee Chair after years of excessive payouts attests to the level of shareholder outrage encountered in the course of the Board’s “outreach”.Another empty change in the absence of Board leadership that will insist on doing away with rigged performance targets and holding management accountable for its shortcomings.Claims of a strengthened Lead Director role ring hollow.Purported enhancements are a sideshow and do not address the real problem. A Lead Director is no substitute for a bona-fide independent Chairman.Objectives of the role thwarted by too close a relationship with the CEO.Lead Director failed to reign-in management’s ill-considered initiatives of the past several years.  17

   Protect the value of your investment: Vote “FOR” the Appaloosa Shareholder Proposal  Allergan’s Board has abdicated its oversight responsibilities and failed to hold management accountable for the consequences of its impulsive decision making. Only a change at the top can begin to alter this dysfunctional Board culture.We ask our fellow shareholders to send a clear message to the Board: NOW IS THE TIME FOR A NEW APPROACH AT ALLERGAN.Our proposal to separate the roles of Chairman and CEO should be just one of the steps Allergan takes to drive real, positive change: Provide active, independent oversight of Allergan’s CEO and management team. Increase CEO and management accountability.Bring an end to a culture of excessive deference to management and provide the Board with a powerful tool to drive business strategy and financial performance.  18  YOUR VOTE COUNTS NO MATTER HOW MANY SHARES YOU OWN. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.